November 4, 2011

Via Edgar

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	NIKE, Inc.
Form 10-K for Fiscal Year Ended May 31, 2011
Form 10-Q for Fiscal Quarter ended August 31, 2011
File No. 1-10635

Dear Mr. Hartz:

We are in receipt of the Staff’s letter dated October 21, 2011 relating to our Form 10-K for the year ended May 31, 2011 and Form 10-Q for the fiscal quarter ended August 31, 2011 (the “comment letter”).  We will respond to the comment letter by no later than November 21, 2011.

Very truly yours,

/s/ Donald W. Blair

Donald W. Blair

Vice President and Chief Financial Officer